UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A
(Amendment No.1)

(Mark One)
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________to___________

Commission file number 1-13948

A.    Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SWM Retirement Savings Plan II

B.    Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Mativ Holdings, Inc.
100 North Point Center East, Suite 600
Alpharetta, Georgia 30022-8246

EXPLANATORY NOTE

This Amendment No. 1 on Form 11-K/A (this “Amendment”) of Schweitzer-Mauduit International, Inc. ("SWM" or the “Company”) amends the Company’s Annual Report on Form 11-K of SWM Retirement Savings Plan II for the year ended December 31, 2021 (the “Annual Report”), originally filed with the Securities and Exchange Commission on July 13, 2022 (the “Original Filing Date”). This Amendment is being filed solely for the purpose of: (1) including this Explanatory Note, (2) indicating in the Notes that registrant consummated its previously announced merger transaction subsequent to the Annual Report; and (3) indicating that the Chief Human Resources Officer for the Schweitzer-Mauduit International, Inc. Retirement Savings Plan changed when the registrant consummated its previously announced merger transaction.

On July 6, 2022, SWM consummated its previously announced merger transaction involving Neenah, Inc. ("Neenah"). A wholly-owned subsidiary of SWM merged with and into Neenah (the "Merger"), with Neenah surviving the Merger as a direct and wholly-owned subsidiary of SWM. Effective as of the closing date of the Merger, SWM changed its name to Mativ Holdings, Inc. (“Mativ”). The name of the SWM Retirement Savings Plan II (the “Plan”) did not change as a result of the Merger. SWM will subsequently be referred to as Mativ and the SWM Stock Fund will subsequently be referred to as the Mativ Stock Fund.

Although this Annual Report on Form 11-K/A is filed after the completion of the Merger, unless otherwise specifically noted herein, information set forth herein is as of and for the period ended December 31, 2021; and, therefore, does not include the information of Neenah. Accordingly, unless otherwise specifically noted herein, references herein to "the Company" refer only to Mativ and its subsidiaries prior to the Merger and do not include Neenah and its subsidiaries.

In addition, effective as of the Merger on July 6, 2022, the Chief Human Resources Officer for the Plan changed from Mari Sifo to Mike Rickheim. As such, this Annual Report on Form 11-K/A is signed by Mike Rickheim.

This Amendment consists solely of this Explanatory Note, the Subsequent Events Note, and the Signatures page.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in the original filing of the Annual Report or reflect any events that have occurred after the original filing was made on July 13, 2022. No changes have been made to the financial statements of the Company as contained in the original filing of the Annual Report. Accordingly, this Amendment should be read in conjunction with the Original Report and the Company’s other filings with the Securities and Exchange Commission.

1.    Financial Statements and Schedules

    The financial statements and supplemental schedules for the plan have been prepared in accordance with the Employee Retirement Income Security Act of 1974, and are filed as Exhibit 99.1 hereto and incorporated by reference herein.

2.    SWM Retirement Savings Plan II

    The Report of Independent Registered Public Accounting Firm with respect to the financial statements and supplemental schedules of the SWM Retirement Savings Plan II is set forth in such financial statements and supplemental schedules filed as Exhibit 99.1 hereto and incorporated by reference herein.

3.Exhibits

Exhibit	Description

23.1	Consent of Moore, Colson & Company, P.C., Registered Independent Public Accounting Firm.

99.1	SWM Retirement Savings Plan II Financial Statements and Supplemental Schedules.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Mativ Holdings, Inc., as Plan Administrator of the SWM Retirement Savings Plan II, has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Human Resources Committee of Mativ Holdings, Inc., as Plan Administrator of the SWM Retirement Savings Plan II

Date: September 13, 2022

By:	/s/ Mike Rickheim
Mike Rickheim
Chairman, Human Resources Committee and Chief Human Resources Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Moore, Colson & Company, P.C., Registered Independent Public Accounting Firm.

99.1	SWM Retirement Savings Plan II Financial Statements and Supplemental Schedules.